Exhibit 10.3

August 30, 2007

S. David Kimball, Ph.D.

Dear David:

I am pleased to offer you the following opportunity with Pharmacopeia, Inc.  It is my sincere hope that you will choose to join our organization, as it is our belief that you possess the ability to make significant contribution toward our future growth and innovation.  The following will confirm the terms of our offer of employment to you.

Position/Location: You will assume the position of Senior Vice President, Chemistry and Preclinical Chemical Development (the “Position”), based in our Cranbury, New Jersey headquarters and in this position will report directly to Dr. David Floyd, Pharmacopeia’s Chief Scientific Officer.  The Position shall be part of Pharmacopeia’s senior management team (SMT) and shall require you to assume responsibility for duties generally associated with the Senior Vice President, Chemistry and Preclinical Chemical Development position.

Compensation: Your compensation in the Position will include an annual base salary of $250,000.00, paid semi-monthly at the rate of $10,416.66 per pay period.  This will be your base salary until our 2007 Salary Review, effective March 1, 2008.  Any salary increase, due to the 2007 Salary Review, will be prorated to reflect the duration of your service during the year.

Effective September 17, 2007, or upon your actual start date, whichever is later, you will participate in our annual management incentive program and will be eligible to earn, at target, an additional 25% of your base salary based upon the achievement of corporate and individual objectives.  For 2007, any such additional compensation earned under the program will be prorated to reflect the duration of your service during the year.

In addition, you will be paid a one-time bonus of $35,000 upon commencement of your employment with us.

Employment and Benefits: As an employee of Pharmacopeia, you will participate in our comprehensive employee benefits package.  We are committed to maintaining a competitive position in the employment marketplace and in doing so will make available to you the standard employee benefits package provided to employees. This will include, but is not limited to, health, disability, and life insurance; participation in our 401(k) retirement plan; vacation benefits; and participation in our equity compensation plan.  Additionally, you will be eligible to participate in our Executive Life and Long Term Disability plans.  Please find a complete summary of our benefits enclosed for your review.

Severance Provisions: We have provided a separate agreement that details our mutual obligations and commitments upon the termination of your employment.

Stock Option Grant: Upon joining Pharmacopeia, you will be awarded an option (the “Option”) for 150,000 shares of Pharmacopeia common stock.  The Option will be memorialized in an option agreement with standard terms consistent with this letter agreement and your severance agreement.  The first 100,000 shares of common stock underlying the Option will vest over a 4-year period, 25% at the end of the first year and monthly thereafter. The remaining 50,000 shares of common stock underlying the Option will vest in the event of achievement of the following objective performance criteria:

(i)  Vesting would occur upon the approval by Pharmacopeia’s Executive Management Committee (“EMC”) of each of the first 2 “Drug Candidates” attributable to your leadership, at the rate of 25,000 shares of common stock per Drug Candidate so approved.

(ii) A Drug Candidate would be so approved by the EMC upon the initiation of a GLP toxicology study.

(iii) A Drug Candidate resulting from (i) any of Pharmacopeia’s collaborations including, but not limited to, GSK, Organon or Wyeth or (ii) Pharmacopeia’s programs focused on JAK3 (topical), DARA back-up or any other internal program, would be eligible for such approval.

(iv) For clarification, a Drug Candidate resulting from Pharmacopeia’s internal CCR1 program would be eligible for such approval only if  producing such Drug Candidate requires the identification and study of a novel series of compounds (i.e., leads and close analogs thereof existing at this time in the CCR1 program as either the initial or back-up candidates are not eligible).

All the shares underlying the Option will be priced at the per share closing price of Pharmacopeia common stock on the Nasdaq Global Market on your first day of employment with us.

Vacation:  You will receive four weeks vacation annually, prorated in 2007 for the number of months you are employed by Pharmacopeia.

Reimbursement of Expenses:   Pharmacopeia will reimburse you for all normal items of travel, entertainment and other business expenses reasonably incurred by you on behalf of Pharmacopeia.  Such expenses shall be documented and submitted to Pharmacopeia in accordance with the reimbursement policies of Pharmacopeia in effect from time to time.

Attorney Fees:   Pharmacopeia agrees to pay the reasonable legal fees you incur in the negotiation and execution of this agreement, in an amount not to exceed $3,000.

Confidentiality:  Due to the nature of your responsibilities, you will be required to execute Pharmacopeia’s Proprietary Information and Inventions Agreement upon commencement of your employment with us.  We enclose a copy of that agreement for your review.

Consideration and Response Times: We would appreciate a response to this offer no later than September 7, 2007.

Start Date: We will mutually agree to a start date and propose it to be September 17, 2007.

This letter supersedes any prior or contrary representations that may have been made by Pharmacopeia, Inc.  The terms of this offer may be amended only in a writing signed by you and an authorized officer of Pharmacopeia.  This offer is subject to satisfactory documentation with respect to your identification and right to work in the United States.  Please sign and return one copy of the letter.

We look forward to your participation as a member of the Pharmacopeia team and your involvement in what we are confident represents an exciting and professionally rewarding venture.

On Behalf of
Pharmacopeia, Inc.:

/s/ BRIAN M. POSNER
Brian M. Posner, CPA, MBA
Executive Vice President, Chief Financial Officer and Treasurer

Signed and agreed by:

/s/ S. DAVID KIMBALL	August 31, 2007
S. David Kimball, Ph.D.	Date